SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2009
KB Financial Group Inc.
(Translation of registrant’s name into English)
9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑

Index
1.	Summary of 2008 Fourth Quarter Business Report
2.	Exhibit 99.1 KB Financial Group Review Report for the Fourth Quarter of 2008

1.	Introduction to the Company
1.1.	Business Purposes
1.2.	Business Purposes of Subsidiaries
1.3.	History
1.4.	Overview of the Business Group
1.5.	Capital Structure
1.6.	Dividend
2.	Business
2.1.	Results of Operations
2.2.	Source and Use of Funds
2.3.	Transactions related to Commission Fees
2.4.	Other Information for Investment Decision
3.	Financial Information
3.1.	Non-Consolidated Condensed Financial Information
3.2.	Consolidated Condensed Financial Information
3.3.	Other Financial Information
4.	Independent Public Accountants
4.1.	Audit & Audit related Fees
4.2.	Non-Audit Services
5.	Corporate Governance and Affiliated Companies
5.1.	Board of Directors & Committees under the Board
5.2.	Audit Committee
5.3.	Compensation to Directors
5.4.	Affiliated Companies
6.	Directors, Senior Management and Employees
6.1.	Executive Directors
6.2.	Non-Executive Directors
6.3.	Senior Management
6.4.	Employees
7.	Major Stockholders and Related Party Transactions
7.1.	Major Stockholders
7.2.	Changes in the Largest Shareholder for the Recent Three Years
7.3.	Investments in Affiliated Companies
7.4.	Related Party Transactions
EX-99.1

Summary of 2008 Fourth Quarter Business Report
On March 31, 2009, KB Financial Group Inc. (“KB Financial Group”) filed its business report for the fourth quarter of 2008 (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange. This is a summary of the Business Report translated into English.
Financial information contained in this summary (and in the attached review report) have been prepared in accordance with generally accepted accounting principles in Korea, which differ in certain important respects from generally accepted accounting principles in the United States.
All references to “KB Financial Group,” “we,” “us” or the “Company” are to KB Financial Group and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

1. Introduction to the Company
1.1. Business Purposes
The business purpose of KB Financial Group is to engage in the following business activities:
■	Ownership and management of companies that are engaged in financial services or activities closely related to financial services;

■	Funding of affiliate companies of KB Financial Group (including direct and indirect subsidiaries, the “Subsidiaries”);

■	Capital investment in Subsidiaries or procurement of funds for the Subsidiaries;

■	Joint development, marketing and use of facilities and IT systems with the Subsidiaries;

■	Lease and provision of brand, license, etc. to Subsidiaries;

■	Other businesses permitted by relevant laws and regulations; and

■	Other businesses incidental or related to the items listed above.
1.2. Business Purposes of Subsidiaries
1.2.1. Kookmin Bank
The business purpose of Kookmin Bank is to engage in the following business activities:
■	The banking business as prescribed by the Banking Act;

■	The trust business as prescribed by the Trust Business Act;

■	The credit card business as prescribed by the Specialized Credit Financial Business Act; and

■	Other businesses incidental or related to the items listed above.
1.2.2. KB Investment & Securities Co., Ltd.
The business purpose of KB Investment & Securities Co., Ltd. is to engage in the following business activities:

■	Securities dealing, sales of securities on a consignment basis, brokerage and agency services for securities transactions;

■	Underwriting, purchase and offering of securities;

■	Comprehensive asset management account business, investment advisory and execution services; and

■	Discounting and trading of bills and underwriting and brokerage services for transactions of bills.
1.2.3. KB Asset Management Co., Ltd.
The business purpose of KB Asset Management Co., Ltd. is to engage in the following business activities:
■	Administration of securities investment trusts;

■	Call trading; and

■	Bill purchases.
1.2.4. KB Real Estate Trust Co., Ltd.
The business purpose of KB Real Estate Trust Co., Ltd. is to engage in the following business activities:
■	Trust and related services with respect to land and buildings;

■	Real estate mortgage trusts;

■	Real estate consulting services; and

■	Real estate-related research and analysis, publication and distribution of real estate-related information.
1.2.5. KB Investment Co., Ltd.
■	Investment in start-up companies;

■	Management of small- and medium-sized enterprise start-up investment association funds;

■	Consulting, advisory and business referral services related to start-up companies; and

■	Referral and provision of overseas technology and foreign investment relating thereto.

1.2.6. KB Futures Co., Ltd.
The business purpose of KB Futures Co., Ltd. is to engage in the following business activities:
■	Futures trading services (domestic and overseas);

■	Transactions of futures on a consignment basis, brokerage, referral and agency services for futures transactions;

■	Settlement and clearing of futures transactions;

■	Foreign exchange business related to futures trading;

■	Investment advisory and training services related to futures transactions; and

■	Distribution and publication of investment information related to futures transactions.
1.2.7. KB Credit Information Co., Ltd.
The business purpose of KB Credit Information Co., Ltd. is to engage in the following business activities:
■	Collection of loans and receivables;

■	Credit research and review, advisory and consulting services; and

■	Agency services for civil applications.
1.2.8. KB Data Systems Co., Ltd.
The business purpose of KB Data Systems Co., Ltd. is to engage in the following business activities:
■	Development, distribution and management of IT systems;

■	Consulting services related to IT system installation and usage;

■	Sales, referrals, leasing and maintenance and repair of IT equipment;

■	Collection, provision and processing of various business information; and

■	Other businesses incidental to the items listed above.

1.3. History
■	September 26, 2008

Obtained final approval from the Financial Services Commission to establish a financial holding company

■	September 29, 2008

Establishment of the Company through a comprehensive stock transfer and listing on the New York Stock Exchange

■	October 10, 2008

Listing on the Korea Exchange

■	October 20, 2008

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

■	October 31, 2008

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service
1.4. Overview of the Business Group

Type	Name of Company	Controlling Company	Remarks
Holding Company	KB Financial Group	—	Listed
1st Tier Subsidiaries	Kookmin Bank	KB Financial Group	Not listed
KB Investment & Securities
KB Asset Management
KB Real Estate Trust
KB Investment
KB Futures
KB Credit Information
KB Data Systems
2nd Tier Subsidiaries	KB Life Insurance	Kookmin Bank	Not listed
Kookmin Bank Hong Kong
Kookmin Bank International
	NPS-KBIC PEF No. 1.	KB Investment	Not listed
	KB Investment & Securities Hong Kong	KB Investment & Securities	Not listed

*	Jooeun Industrial, a Kookmin Bank subsidiary, is in liquidation. KLB Securities, also a Kookmin Bank subsidiary, is undergoing bankruptcy proceedings. In addition, Kookmin Singapore Limited and Kookmin Finance Asia Limited are in liquidation.

1.5. Capital Structure
1.5.1. Common Shares

Capital Increase	(Unit: Won, shares)

Issue Date	Type	Number	Face Value	Issue Price	Remarks
September 29, 2008	Common Stock	356,351,693	5,000	48,444	Establishment of the Company

Number of Shares	(Unit: shares) as of December 31, 2008

	Type
	Common Stock	Total
Shares Authorized for Issuance	1,000,000,000	1,000,000,000
Shares Issued (A)	356,351,693	356,351,693
Treasury Stock (B)	—	—
Shares Outstanding* (A-B)	356,351,693	356,351,693

*	The number of shares outstanding includes 47,407,671 shares of common stock for which voting rights are restricted.
1.5.2. Treasury Stock
(Unit: shares)

Date	Details	Number of shares
December 31, 2008	Outstanding Treasury Shares	0
1.5.3. Employee Stock Ownership Association
Not applicable
1.5.4. Voting Rights
As of December 31, 2008

Items		Number of shares	Notes
Total number of issued shares	Common shares	356,351,693	—
	Preferred shares	—	—
Shares without voting rights	Common shares	—	—
	Preferred shares	—	—
Shares whose voting rights are restricted under the Securities & Exchange Act and other relevant laws and regulations	—	47,407,671	Article 48-7 of the Financial Holding Company Act
Shares with restored voting rights	—	—	—
Total shares for which voting rights may be exercised	Common shares	308,944,022	—
	Preferred shares	—	—

1.6. Dividend

Items		September 29, 2008 to December 31, 2008
Par value per share (Won)		5,000
Net income (Won in Millions)		611,927
Earnings per share (Won)		2,134
Income available for dividend distribution (Won in Millions)		569,741
Total cash dividends (Won in Millions)		—
Total stock dividends (Won in Millions)		—
Propensity to cash dividends (%)		—
Cash dividend yield (%)	Common Shares	—
	Preferred Shares	—
Stock dividend yield (%)	Common Shares	—
	Preferred Shares	—
Cash dividend per share (Won)	Common Shares	—
	Preferred Shares	—
Stock dividend per share (Won)	Common Shares	—
	Preferred Shares	—

2. Business
2.1. Results of Operations
(Unit: in millions of Won)

For the period from September 29, 2008
to December 31, 2008
Operating revenues	635,268
Gain on valuation of equity method investments	633,981
Interest income	1,287
Operating expenses	23,197
Loss on valuation of equity method investments	10,096
Interest expense	3,063
Loss on valuation and disposal of loans receivable	1,000
Commission expenses	2,270
Selling and administrative expenses	6,768
Income before income tax expense	612,071
2.2. Source and Use of Funds
2.2.1. Source of Funds
(Unit: in millions of Won, %)

	As of December 31, 2008 and for the period from
	September 29, 2008 to December 31, 2008
	Ending balance	Ratio (%)
Shareholders’ Equity	15,828,611	95.54
Common stock	1,781,758	10.76
Capital surplus	15,473,511	93.39
Capital adjustments	(3,145,102)	(18.98)
Accumulated other comprehensive loss	1,087,503	6.56
Retained earnings	630,941	3.81
Liabilities	739,408	4.46
Borrowings	730,572	4.41
Other liabilities	8,836	0.05
Total liabilities and shareholders’ equity	16,568,019	100.00

2.2.2. Use of Funds
(Unit: in millions of Won, %)

	As of December 31, 2008
	Ending balance	Ratio (%)
Investment securities accounted for under the equity method	16,345,052	98.65
Kookmin Bank	15,506,919	93.59
KB Investment & Securities	419,267	2.53
KB Asset Management	116,458	0.70
KB Real Estate Trust	97,469	0.59
KB Investment	103,788	0.63
KB Futures	38,206	0.23
KB Credit Information	44,488	0.27
KB Data Systems	18,457	0.11
Loans	199,000	1.20
Property and equipment	3,214	0.02
Cash and due from bank	1,849	0.01
Other assets	18,904	0.12
Total	16,568,019	100.00
2.3. Transactions related to Commission Fees
(Unit: in millions of Won)

		For the period from
		September 29 to
Category	Item	December 31, 2008
Commission Revenue (A)	N/A	—
Commission Expense (B)	Payment Commission	2,270
Commission Profit (A-B)		(2,270)

2.4. Other Information for Investment Decision
2.4.1. BIS Risk-adjusted Capital Ratios
(Unit: in millions of Won, %)

As of December 31, 2008
Total Capital (A)	21,937,230
Risk-weighted assets (B)	187,086,336
BIS ratio (A/B)	11.73

•	BIS risk-adjusted capital ratio = (total capital / risk weighted assets) X 100
2.4.2. Credit ratings for the Past Three Years

		Credit	Company	Evaluation
Date of Rating	Evaluated Securities	Rating	(Ratings Range)	Category
11/06/2008	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
11/06/2008	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
12/16/2008	Commercial Paper	A1	KIS Ratings (A1 ~ D)	Case evaluation
12/16/2008	Commercial Paper	A1	Korea Ratings (A1 ~ D)	Case evaluation

3. Financial Information
3.1. Non-Consolidated Condensed Financial Information
(Unit: in millions of Won)

As of December 31, 2008 and for the period from
September 29, 2008 to December 31, 2008
Assets
Cash and due from banks	1,849
Equity method investments	16,345,052
Loans	199,000
Property and equipment	3,214
Other assets	18,904
Total assets	16,568,019
Liabilities
Borrowings	730,572
Other liabilities	8,836
Total liabilities	739,408
Shareholders’ equity
Common stock	1,781,758
Capital surplus	15,473,511
Capital adjustment	(3,145,102)
Accumulated other comprehensive loss	1,087,503
Retained earnings	630,941
Total shareholders’ equity	15,828,611
Total liabilities and shareholders’ equity	16,568,019
Operating revenues	635,268
Operating expenses	23,197
Income before income tax expense	612,071
Income from continuing operations	612,094
Net income (loss)	611,927

3.2. Consolidated Condensed Financial Information
(Unit: in millions of Won)

As of December 31, 2008 and for the period from
September 29, 2008 to December 31, 2008
Assets
Cash and due from banks	8,316,197
Equity method investments	38,985,268
Loans	198,930,186
Property and equipment	3,502,549
Other assets	17,814,591
Total assets	267,548,791
Liabilities
Deposits	162,210,372
Borrowings	63,495,480
Other liabilities	25,780,892
Total liabilities	251,486,744
Shareholders’ equity
Common stock	1,781,758
Capital surplus	15,473,511
Capital adjustment	(3,145,102)
Accumulated other comprehensive loss	1,087,503
Retained earnings	630,941
Minority Interest	233,436
Total shareholders’ equity	16,062,047
Total liabilities and shareholders’ equity	267,548,791
Operating revenues	29,729,283
Income before income tax expense	627,301
Income from continuing operations	939,408
Net income (loss)	609,828
Net income for controlling interest	611,927
Number of consolidated companies	12
3.3. Other Financial Information
See Exhibit 99.1 — KB Financial Group Review Report by our independent auditors for our full financial statements and relevant notes, which have been prepared in accordance with generally accepted accounting principles in Korea. The Review Report will also be available on our website, www.kbfng.com.

4. Independent Public Accountants
4.1. Audit / Review Services
(units: millions of Won, hours)

				Accrued Time
Period	Auditor	Activity	Compensation	(hrs)
September 29 to	Samil	Annual audit	170	1,527
December 31, 2008	PricewaterhouseCoopers	Interim audit, etc.		2,094
4.2. Non-Audit Services
Not applicable

5. Corporate Governance and Affiliated Companies
5.1. Board of Directors & Committees under the Board
The board of directors, currently consisting of executive directors and non-executive directors, holds regular meetings quarterly. Additional extraordinary meetings may also be convened at the request of any director or any committee that serves under the board of directors.
The board of directors resolves following matters:
■	Matters relating to meeting of shareholders

■	Matters relating to general management of the Company

■	Matters relating to management of subsidiaries

■	Matters relating to material contracts

■	Matters relating to the organization and directors of the Company

■	Matters relating to funding and capital

■	Other related matters
The following committees currently serve under our board of directors:
■	Board Steering Committee

■	Management Strategy Committee

■	Risk Management Committee

■	Evaluation & Compensation Committee

■	Audit Committee

■	Non-Executive Director Nominating Committee

■	Audit Committee Member Nominating Committee
For the list of our directors, see 6. Directors, Senior Management and Employees, 6.1. Executive Directors and 6.2. Non-Executive Directors below.
5.2. Audit Committee
The audit committee oversees our financial reporting and approves the appointment of our independent auditors and internal compliance officers. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, planning and evaluation of internal controls and the administration of our financial affairs by the board of directors. In connection with the general meetings of shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of shareholders. The committee holds regular meetings every quarter and on an as-needed basis.

5.3. Compensation to Directors
5.3.1. Compensation to Directors (including Non-executive Directors) and Audit Committee Members
(Unit: in millions of Won)

		Total amount
		approved at		Total amount of
		Shareholders’	Average payment	fair value of
	Total payment	Meeting (1)	per person	stock options	Ratio (%)	Other
Registered Director (Standing Director)	380	2,000	190	—	—	(2)
Non-executive Director	183		20	—	—	—

(1)	Includes compensation to Standing Directors and represents the total compensation limit for directors as approved at the Extraordinary General Meeting of Shareholders of Kookmin Bank held on August 25, 2008.

(2)	Excludes compensation to directors who concurrently hold more than one position within the Company and its Subsidiaries.

*	Compensation data represents the compensation for the period from September 29, 2008.

5.4. Affiliated Companies
5.4.1. List of Affiliated Companies
Affiliated companies of KB Financial Group and its ownership of such companies as of December 31, 2008 are as follows.
■	Kookmin Bank (100.00%)

■	KB Real Estate Trust (100.00%)

■	KB Investment (100.00%)

■	KB Credit Information (100.00%)

■	KB Data Systems (100.00%)

■	KB Asset Management (100.00%)

■	KB Futures (100.00%)

■	KB Investment & Securities (100.00%)

6. Directors, Senior Management and Employees
6.1. Executive Directors
Our three executive directors consist of the Chairman & CEO, Vice Chairman and President & Chief Operating Officer as of March 31, 2009.
The names and positions of our executive directors, and the number of shares of KB Financial Group’s common stock they own are set forth below as of March 31, 2009.

Name	Date of Birth	Position	Common Shares Owned
Young Key Hwang	10/29/1952	Chairman & CEO	4,540
Chung Won Kang	12/19/1950	Vice Chairman	—
Jung Hoe Kim	09/19/1949	President & Chief Operating Officer	1,628
6.2. Non-Executive Directors
Our non-executive directors are selected based on the candidates’ talents and skills in diverse areas, such as law, finance, economy, management and accounting.
Our current non-executive directors and the number of shares of KB Financial Group’s common stock they own as of March 31, 2009 are as follows.

Name	Date of Birth	Position	Common Shares Owned
Jacques P.M. Kemp	05/15/1949	Non-Executive Director	—
Dam Cho	08/01/1952	Non-Executive Director	1,120
Suk Sig Lim	07/17/1953	Non-Executive Director	1,867
Bo Kyung Byun	08/09/1953	Non-Executive Director	860
Sang Moon Hahm	02/02/1954	Non-Executive Director	980
Han Kim	02/17/1954	Non-Executive Director	—
Chee Joong Kim	12/11/1955	Non-Executive Director	—
Jae Mok Jo	01/05/1961	Non-Executive Director	—
Chan Soo Kang	11/23/1961	Non-Executive Director	930

6.3. Senior Management
In addition to the executive directors who are also our executive officers, we had the following four executive officers as of March 31, 2009.

Name	Date of Birth	Position	Common Shares Owned
Donghyun Ji	04/22/1958	Deputy President & Chief Strategy Officer	630
Kap Shin	09/04/1955	Deputy President & Chief Financial Officer	527
Byung Kun Oh	01/06/1953	Deputy President & Chief Human Resources Officer	869
Heung Woon Kim	07/20/1957	Deputy President & Chief Information Officer	1,866

6.4. Employees
The following table shows the breakdown of our employees as of December 31, 2008.
(Unit: in millions of Won)

					Total Payment for
	Number of Employees			Average Tenure of the	the period from
				Full-time Employees	September 29, 2008	Average Payment
	Full-time	Contractual	Total	(years)	to December 31, 2008	per Person
Male	86	—	86	3 months	1,989	23
Female	10	—	10	3 months	178	18
Total	96	—	96	3 months	2,167	23

*	Total amount of annual compensation and the average payment per person is based on the compensation policy after the establishment of KB Financial Group Inc. on September 29, 2008.

7. Major Stockholders and Related Party Transactions
7.1. Major Stockholders
The following table presents information regarding the selected major ownership of our shares as of December 31, 2008:
(Unit: Shares, %)

	Number of Shares of	Percentage of
Name	Common Stock	Total Issued Shares
Kookmin Bank	47,407,671	13.30
Citibank, N.A.	37,396,581	10.49
Korean National Pension Service	23,284,404	6.53
ING Bank N.V.	18,045,437	5.06

(1)	Kookmin Bank, a wholly-owned subsidiary of the Company, holds common shares of the Company with restricted voting rights under Korean law as a result of the comprehensive stock transfer which established the Company.

(2)	Depositary under the Company’s ADR program.

*	As of February 4, 2009, Korean National Pension Service held 23,271,087 shares of our common stock, representing 6.53% of our total issued shares.
7.2. Changes in the Largest Shareholder for the Recent Three Years
(Unit: Shares, %)

	Date of Change/
	Date of Change in	Number of Shares of	Percentage of Total
Name	Ownership Level	Common Stock	Issued Shares
Korean National Pension Service	February 4, 2009	23,271,087	6.53
Korean National Pension Service	December 31, 2008	23,284,404	6.53
Korean National Pension Service	October 31, 2008	21,675,810	6.08
ING Bank N.V.	October 20, 2008	18,045,337	5.06
Korean National Pension Service	September 30, 2008	17,910,781	5.03

*	The date of change / change in ownership level is the date as indicated on the public filing disclosing changes in shareholdings in the Company.

7.3. Investments in Affiliated Companies

As of December 31, 2008	(Units: shares, millions of Won, %)

	Balance
		Shareholding		Net Income for the
Name	Number of shares	percentage	Book value	latest fiscal year
Kookmin Bank	436,379,116	100	15,506,919	225,226
KB Real Estate Trust	16,000,000	100	97,469	(10,096)
KB Investment	8,951,797	100	103,788	884
KB Credit Information	1,252,400	100	44,488	1,783
KB Data Systems	800,000	100	18,457	5,078
KB Asset Management	7,667,550	100	116,458	14,504
KB Futures	4,000,000	100	38,206	3,224
KB Investment & Securities	15,600,000	100	419,267	17,336
Total	—	—	16,345,052	—

*	The above items represent the Company’s holding of investment securities of its Subsidiaries, which are accounted for under the equity method.

*	The net income stated above is based on the operating results for the period from July 1, 2008 to December 31, 2008. Financial information on Kookmin Bank is based on its consolidated financial statements.

7.4. Related Party Transactions
7.4.1. Equity Investments in Subsidiaries
The Company acquired the common shares of the Subsidiaries listed above in “7.3. Investments in Affiliated Companies” from such Subsidiaries’ shareholders pursuant to the comprehensive stock transfer which established the Company.
7.4.2. Prepayments and Loans to Subsidiaries

			Changes
Name	Relationship	Account	Beginning Balance	Increase	Decrease	Ending Balance	Interests Receivable	Notes
KB Investment & Securities	Subsidiary	Loans	0	1,000	0	1,000	0	Interest rate: 8.25% Maturity:Dec 16, 2014
KB Investment & Securities	Subsidiary	Loans	0	1,000	0	1,000	0	Interest rate: 6.64% Maturity: Mar 19, 2009
Total		—	0	2,000	0	2,000	0	—

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 31, 2009	By:	/s/ Kap Shin
(Signature)
	Name:	Kap Shin
	Title:	Deputy President & CFO